FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 27th day of September, 2019, to the Investment Advisory Agreement, dated as of July 12, 2018 (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Olstein Capital Management, L.P., a New York limited partnership (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, effective as of September 14, 2018.

Except to the extent amended hereby, the Agreement shall remain in full force and effect

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ Brian R. Wiedmeyer
Name:	Brian R. Wiedmeyer
Title:	President and Principal Executive Officer

OLSTEIN CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael Luper
Name:	Michael Luper
Title:	Senior Executive Vice President

SCHEDULE A
FUNDS AND FEES

Series of Managed Portfolio Series	Fund Assets	Annual Fee Rate as % of Current Net Assets

Olstein All Cap Value Fund	First $1 billion	1.00%
	Over $1 billion up to $1.5 billion	0.95%
	Over $1.5 billion up to $2.0 billion	0.90%
	Over $2.0 billion up to $2.5 billion	0.85%
	Over $2.5 billion up to $3.0 billion	0.80%
	Over $3.0 billion	0.75%
Olstein Strategic Opportunities Fund	All Assets	1.00%